Filed by The Stanley Works
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The Black & Decker Corporation
Commission File No.: 1-01553

All Employee E-mail

November 2, 2009

Dear Stanley Associates:

Just moments ago, we announced that Stanley and Black & Decker have agreed to combine to form an $8.4 billion global diversified industrial leader, uniting two highly complementary companies with iconic brands and strong growth prospects in an all-stock transaction valued at approximately $4.5 billion.  A copy of the press release is attached for your convenience.

Black & Decker was founded in 1910 and is a leading global manufacturer and marketer of quality power tools and accessories, hardware and home improvement products and technology-based fastening systems.  Black & Decker has a diverse product offering with an array of renowned brands including Black & Decker, DeWalt, Porter-Cable, Emhart Teknologies, Kwikset, Baldwin and Price Pfister.  The Company has manufacturing operations in 11 different countries, and its products and services are well-known throughout the world.

The company is also highly complementary to Stanley. With Black & Decker’s position in power tools, security hardware products and engineered fasteners, and Stanley’s product and service offerings in hand tools and mechanical and electronic security solutions, we have a terrific opportunity as a combined company to enhance both company’s core strengths and provide increased resources to invest in growth opportunities. Our customers will benefit from a more comprehensive product and service offering, a world-class innovation process and our continuing commitment to operational excellence.  Employees of both companies will benefit from enhanced opportunities as part of a stronger, globally diversified enterprise.  And our shareholders will benefit from the significant value that this combination is anticipated to create.

Integration planning is already underway and implementation will begin immediately following the close of the transaction, which is subject to customary regulatory approvals and is expected to occur in the first half of 2010.  While it is too early to speak more specifically about how this process might impact any of you individually, I can assure you that we will make every effort to communicate regularly to tell you as much as we can, as soon as we can.

In the meantime, it is important for all of us to remember that we must continue to operate as two independent companies.  I am asking you to go forward with business as usual and do everything you can to ensure that we don’t miss a beat in delivering on our commitments to customers.

It is your commitment to execution that has taken our company to the point where we could even consider a transaction such as this.  It is your commitment to the principles of SFS, to executing on our stated strategy and to maintaining a culture with a core of integrity, respect and accountability that gives me confidence that we will succeed at integrating our two businesses in a way that ensures we create value beyond just the sum of our parts.

No doubt, you will have many questions about the transaction.  To help answer some of the things that may be on your mind, I encourage you to visit our intranet and click on the following link to see a brief video message from me about today’s news: [hyper link].

In addition, I would like to invite you to join me on Wednesday, November 4th, at 9:00am EST for an all employee meeting in the Auditorium at the Stanley Center for Learning & Innovation to learn more about this announcement.  For those of you who are in other locations or unable to attend in person, we will be distributing a video recording of the meeting following its conclusion.

Lastly, we recognize the news of this transaction is very significant for the industry and will attract media attention.  If you receive any media inquires regarding this matter, we ask that you please direct them to Tim Perra at 860-826-3260 or tperra@stanleyworks.com.

This is a very exciting time to be part of the Stanley team and I look forward to the many opportunities ahead.  As always, thank you for your hard work and dedication.

Sincerely,

John Lundgren
Chairman & CEO

CAUTIONARY STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Statements in this document that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker and the realization of synergies in connection therewith, are “forward looking statements” and, as such, are subject to risk and uncertainty.

Stanley’s and Black & Decker’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this document, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.

These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black & Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.

Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information
The proposed transaction involving Stanley and Black & Decker will be submitted to the respective stockholders of Stanley and Black & Decker for their consideration.  In connection with the proposed transaction, Stanley will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Stanley and Black & Decker that will also constitute a prospectus of Stanley.  Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com.  In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, Maryland 21286, respectively.

Certain Information Regarding Participants
Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, and its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009.  These documents can be obtained free of charge from the sources listed above.  Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
A registration statement relating to the securities to be issued by Stanley in the proposed transaction will be filed with the SEC, and Stanley will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective.  This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.